Sit Investment Associates

Mutual Funds Newsletter

Spring 2008



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

In my column this quarter, I'd like to mark the occasion of Peter Mitchelson's retirement from Sit Investment Associates and acknowledge his many contributions to Sit Investment Associates for almost 27 years. Peter retired on March 31st of this year.

Peter Mitchelson, one of Sit Investment Associates' founding partners, joined the firm in August 1981 as a security analyst and portfolio manager. From the beginning, he headed the firm's institutional client service and drove its marketing activities. Peter served as Executive Vice President from 1981 to 1993, President from 1993 to 2006, and as Vice Chairman from 2006 until his retirement.

Peter epitomized the principles of our organization: commitment to excellence, hard work, impeccable integrity, and putting clients' interests first. These principles are ingrained in the firm's culture, and Peter played a significant role in establishing and maintaining our values – instilling them in both our operations and our people.

Many of you are familiar with Peter through his writing. He relayed economic and investment concepts and information quarterly to Sit Mutual Funds shareholders in his page two Investment Outlook and Strategy Summary column. In addition, his extraordinary writing skills were continuously employed in his communications with Sit Investment Associates' institutional clients throughout his years with the firm.

We greatly appreciate Peter's many years of hard work and leadership on behalf of the firm and its clients. His sincerity, serene demeanor and persistent questioning of "consensus" thinking will be missed, but he leaves his imprint on those of us who remain. We wish him the best.

(Editor's note: Roger Sit will communicate our investment outlook and strategy in this and future newsletters. His first column is on page two.)

Municipal Bond Yields Surpass Taxable Bonds

With Treasury yields falling and municipal yields climbing, the normal interest rate spread between these types of investments has closed and even reversed. It is currently possible for an investor to receive more income from municipals and avoid paying tax on that income. The table below compares the yields on U.S. Treasuries and municipals as of April 30, 2008.

Municipal bonds, due to the federal income tax exemption on interest, traditionally have lower yields than Treasury securities. But in the wake of the sub prime mortgage crisis, diminished investor confidence created a flight to quality that caused this relationship to reverse. By year-end 2007, increased demand for Treasuries drove prices up and yields down significantly.

The municipal bond market has struggled with its own credit concerns and liquidity issues. Some insurance companies that back municipal issues have faced rating downgrades due to their exposure to faltering investments in mortgage-backed securities. As a result, the auction rate securities (ARS) market has experienced significant problems. Without the function of the credit market, some municipal issuers were forced to reissue or refinance bonds, which increased supply. Leveraged funds that utilize the ARS market as a source of low cost borrowing were suddenly constrained from normal operations and began to sell holdings.

The extra supply and selling contributed to municipal bonds posting their worst monthly return on record in February. Municipals declined across the rating scale in February, but lower credit quality and longer-term issues were hit harder. As municipal bond prices dropped, yields climbed, and the municipal Bond Buyer 40 Index finished the first quarter of 2008 with a yield of 5.18% after hitting 5.42% on February 29, its highest level since 2002.

Mike Brilley, Senior Fixed Income Officer for Sit Investment Associates, Inc., believes there are great bargains to be found in municipals, but cautions that the municipal market will continue to be more volatile than usual because there are still liquidity issues and a supply/demand imbalance to work through. Within this environment, Sit municipal portfolios are focusing on opportunities in sectors and securities with stable credit outlooks to increase yields. Portfolio diversification remains a key tenet to our investment approach.

	As of April 30, 2008	
Entity	**Yield***	**Years Duration****
Sit Tax-Free Income Fund	4.61%	5.6
Sit Minnesota Tax-Free Income Fund	4.53%	5.9
Lehman 5-Year Municipal Bond Index	3.25%	3.2
5-Year Treasury *(taxable)*	3.01%	4.6
10-Year Treasury *(taxable)*	3.73%	8.4

*30-Day SEC yield referenced Tax-Free Funds and Index; Yield-to-worst referenced for taxable Treasuries.

**See footnotes on pages 8 and 9 for explanation of duration.

Investment Outlook and Strategy Summary

by Roger J. Sit - President, Co-CEO and Co-Global CIO



Global equity markets rebounded strongly in April as signs continue to suggest that we may be nearing a bottom in the financial crisis. Global economic growth continues to slow, but the unprecedented speed and magnitude of the Federal Reserve's and other central banks' actions should begin to take hold.

Economic Outlook

Economic indicators send mixed signals with respect to the prospects for growth in upcoming quarters. Preliminary estimated 2008 first quarter real U.S. GDP growth was +0.6%, a significant slowing. We expect a similar rate of growth to persist into the second quarter of 2008, with moderately stronger growth expected to return in the second half of this year -- fueled, in part, by the anticipated spending boost from U.S. tax rebate checks. The ISI Group estimates this stimulus will add +1.8% and +3.2% to second and third quarter real GDP growth, respectively. U.S. consumer spending, which accounts for 70 percent of GDP, slowed significantly in the first quarter as the effects of high energy prices and the ongoing correction in residential real estate gained further traction.

Employment is a key component of recession measurement because of its link to consumer spending. Non-farm payrolls declined -20,000 in April, but it was a deceleration from the first four months of 2008, when payrolls averaged a monthly decline of -65,000. This compares favorably to the 2001 recession, when the monthly decline in non-farm payrolls averaged -200,000, as the chart on this page indicates.

Market participants currently expect the Federal Reserve to leave rates unchanged at the June 24-25 meeting, after the -25 basis point cut to 2.00% at the April 28-29 FOMC meeting. We think that the Federal Reserve believes they have taken sufficient actions with respect to both interest rates and liquidity measures to stay in front of the financial crisis and will now allow their policy actions time to work through the economy.

Regardless of the label that economists eventually ascribe to the current period, there is no question that we are experiencing a significant economic slowdown. We continue to believe that the recovery from this economic downturn will be slow and drawn out, largely as a result of the correction in residential real estate that will persist well into 2009.

Equity Markets

Periods like the present make earnings growth more difficult for companies to achieve and for investors to find.

At the moment, the discrepancy between bottom-up and top-down current year S&P 500 earnings forecasts is unusually large. The bottom-up forecast is +11%, while the top-down forecast is +3%. There is clearly a risk to some companies' stock prices as rather optimistic forecasts appear to be built into current year earnings estimates, although part of this will be offset by the fact that some stocks already reflect this risk. This underscores our belief that, in the current environment, superior stock selection will be even more important.

This environment should prove quite favorable for quality growth stocks, as their more sustainable earnings growth rates are more attractive than the slowing, and less predictable, earnings growth of their value counterparts. Sit portfolios remain overweight in traditional growth sectors, such as technology and healthcare, along with an overweight in the energy sector.

Fixed Income Markets

The bond market experienced more volatility in April, as the U.S. Treasury yield curve flattened some, with rates rising approximately +50 basis points on the short end, +35 basis points for intermediate maturities, and +15 basis points on the long end during the month. Corporates tightened, but asset-backed securities were considerably weaker due to credit concerns and downgrades regarding the bond insurers and subprime mortgages.

Tax-exempt bonds, particularly long municipals, were quite strong during April, as the market continued to recover from the de-leveraging by hedge funds that occurred in late February. Tax-exempt yields fell sharply for the long end of the curve during April, but rose somewhat on the short end. Issuance of tax-exempt bonds increased significantly in March and April, as many auction-rate securities are being remarketed as long-term bonds. Retail demand remained strong, but credit spreads remained wide across most sectors. We expect inflation in the +3.0% to +3.5% range for the year, with interest rates higher across the curve by year-end.

Roger Sit is President, Co-Chief Executive Officer and Co-Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Change in Non-Farm Payrolls (in thousands)


400
300
200
100
0
-100
-200
-300
-400
2000
2001
2002
2003
2004
2007
2008

Source: U.S. Department of Labor, Bureau of Statistics

Sit Mutual Funds Performance Summary: First Quarter 2008

Equity Funds

U.S. stocks experienced a challenging first quarter of 2008 due to multiple headwinds, including slower economic growth and stubbornly high commodity prices, with oil prices climbing to over $100/ barrel. While this difficult backdrop may persist over the next several months, we continue to see attractive opportunities in equity markets.

Weakening U.S. economic trends, which began last year, persisted into the first quarter of 2008. There are many contributing factors, with some of them interrelated, including weak real estate markets, deteriorating credit conditions and high commodity prices. While real estate cycles rarely turn quickly, the actions taken by the Federal Reserve have been extraordinary in scope, including a 200 basis point reduction in short-term interest rates since late January. Lower rates and other actions to boost liquidity within the financial system should begin to impact growth positively in the second half of the year, although we expect the upturn will be relatively muted. However, as we have often discussed, growth stocks have historically outperformed during periods of slow economic growth. This is primarily due to investors gravitating to companies that can achieve earnings gains regardless of underlying economic conditions.

While some investors may fear a repeat of the bear market of 2000-2001, it is important to note that valuations for stocks are dramatically different this time around. For example, the current trailing price-earnings ratio for the S&P 500 Index is around 16, roughly half the multiple that existed prior to the last economic downturn. Importantly, we believe growth stocks continue to appear relatively attractive and we are able to find solid opportunities in many different sectors, including health care, technology, industrial services and capital goods. We also continue to emphasize global firms that are benefiting from the weaker U.S. currency and strong demand from overseas. While we remain underweighted in the finance and consumer-related sectors, we are currently assessing potential opportunities in these groups, given the significant declines in share prices over the last several months.

In addition to our enthusiasm for above-average growth stocks, we believe that investors will favor financially strong, stable growth companies capable of generating both consistent earnings and dividend growth over time. This should continue to benefit the Sit Dividend Growth Fund, which has posted strong relative returns since the inception of the Fund, including the most recent quarter.

The volatility in international stock markets seen in the fourth quarter of 2007 continued into the first quarter of 2008. The financial credit crisis, rising commodity prices, consumer weakness, and housing downturn were the primary causes of the weakness in global equity markets. The Sit international growth funds underperformed their respective benchmarks. While insurance, Australian, and Argentine stocks contributed positively to performance, the holdings in China, telecommunications, and utilities stocks more than offset the positive contribution.

In general, we see 2008 as a retrenchment year for global equity markets, and therefore, we favor high quality, more defensive unit growth companies, which offer growth at a reasonable price. Earnings revisions have been negative, but we see a light at the end of the tunnel for the true growth stories which are able to battle economic headwinds and show strength. Although we recognize that China's growth is bound to slow, we contend that emerging market exposure is desirable and favor infrastructure, telecommunication, and commodity-related sectors. In light of the U.S. financial crisis and consumer slowdown, we remain cautious on consumer durables and financials. We are also aiming to curtail spillovers within our stock selection process by limiting financial institution, currency, and credit market exposure. However, when economic woes subside, we look to increase this exposure. Eventually, we believe M&A activity will pick up given the strength of corporate balance sheets and the attractive valuation of U.S. dollar denominated assets. Overall, our global investment strategy for 2008 recognizes that performance will be driven by several factors: currency, globalization, emerging market growth, demographic changes, environmental awareness, reform measures, credit crunch effects, earnings revisions, and valuations.

Fixed-Income Funds

U.S. Treasury yields declined during the quarter, bottoming out in mid March as the bailout of investment bank Bear Stearns rippled through global financial markets and caused an increase in demand for the safety of U.S. Government bonds. In an attempt to calm investors, the Federal Reserve cut interest rates three times during the quarter in the total amount of 2.0% in an attempt to restore liquidity to the beleaguered bond market.

The Sit U.S. Government Securities Fund underperformed the Lehman Intermediate Government Index during the quarter, as the price stability of the securities owned by the Fund resulted in lower levels of price appreciation relative to the benchmark. While returns were positively impacted by the income advantage of the Fund's positions in agency mortgage pass-through securities, it was not enough to overcome the lower price appreciation of these securities.

The Sit Tax-Free Income Fund and Sit MN Tax-Free Income Fund underperformed their benchmarks during the quarter as the continued flight to quality resulted in price weakness for the Funds' longer maturity and lower rated holdings. Subprime woes in the taxable bond market continued to take their toll on the municipal bond insurers as more than one insurer lost its AAA rating. These downgrades, combined with a severe liquidity crunch, contributed to unprecedented dislocations in the municipal market, particularly among leveraged market participants. Longer maturity municipals underperformed in this environment, as did lower rated credits as yield spreads reached historically wide levels. Relative yield comparisons of municipals to Treasuries reached new extremes in late February, as absolute yields on municipals well exceeded those offered by Treasuries before any adjustment for taxes. Prices have seen a partial rebound since their lows in February. Nonetheless, we believe opportunities exist to take advantage of the higher yields available in municipal securities with stable credit outlooks.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
3/31/08: $42.56 Per Share
12/31/07: $45.99 Per Share

Total Net Assets
$237.1 Million

Weighted Avg. Mkt. Cap
$73.9 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	-7.46%	-10.18%	-9.48%
6 Month**	-7.75	-10.87	-12.41
1 Year	4.09	-0.75	-5.41
5 Year	12.96	9.96	11.86
10 Year	1.66	1.28	3.83
Inception***	10.73	11.34	12.70
Cumulative Total Returns (%)*			
1 Year	4.09%	-0.75%	-5.41%
5 Years	83.92	60.75	75.13
10 Year	17.86	13.56	45.66
Inception***	1257.01	1464.60	2033.07

*As of 3/31/08
**Not Annualized
***On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology
12.0
Health Technology
11.8
Producer Manufacturing
10.0
Finance
9.4
Energy Minerals
8.7
Technology Services
6.9
Consumer Non-Durables
6.5
Industrial Services
6.0
Sectors Less than 6%
23.8
Cash and Other Net Assets
4.9

Top Five Stock Holdings

1. Schlumberger, Ltd.
2. Microsoft Corp.
3. AT&T, Inc.
4. Celgene Corp.
5. Monsanto Co.

Total Number of Holdings: 88

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
3/31/08: $14.08 Per Share
12/31/07: $16.11 Per Share

Total Net Assets
$204.0 Million

Weighted Avg. Mkt. Cap
$14.6 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	-12.60%	-10.95%	-9.98%
6 Month**	-14.67	-12.46	-13.17
1 Year	-0.32	-4.55	-8.92
5 Year	16.05	15.20	16.31
10 Year	3.58	5.16	7.65
Inception	13.11	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-0.32%	-4.55%	-8.92%
5 Year	110.49	102.88	112.87
10 Year	42.10	65.31	109.06
Inception	2239.74	N/A	N/A

*As of 3/31/08
**Not Annualized

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology
15.8
Energy Minerals
10.1
Producer Manufacturing
9.9
Finance
8.3
Electronic Technology
8.2
Industrial Services
7.9
Technology Services
7.3
Sectors Less than 5%
27.1
Cash and Other Net Assets
5.4

Top Five Stock Holdings

1. Celgene Corp.
2. Southwestern Energy Co.
3. McDermott Intl, Inc.
4. Intuitive Surgical, Inc.
5. XTO Energy, Inc.

Total Number of Holdings: 87

Sit Small Cap Growth Fund

(SSMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
3/31/08: $34.71 Per Share
12/31/07: $41.20 Per Share

Total Net Assets
$89.8 Million

Weighted Avg. Mkt. Cap
$3.6 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	-15.75%	-12.83%	-9.90%
6 Month**	-19.07	-14.66	-14.02
1 Year	-4.04	-8.94	-13.00
5 Year	14.00	14.24	14.90
10 Year	7.56	1.75	4.96
Inception	11.89	6.50	9.35
Cumulative Total Returns (%)*			
1 Year	-4.04%	-8.94%	-13.00%
5 Year	92.51	94.59	100.25
10 Year	107.34	18.91	62.29
Inception	369.50	137.84	242.12

*As of 3/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology
17.7
Electronic Technology
11.1
Producer Manufacturing
9.8
Technology Services
9.2
Industrial Services
8.4
Energy Minerals
8.2
Finance
7.9
Health Services
5.3
Sectors Less than 5%
17.6
Cash and Other Net Assets
4.8

Top Five Stock Holdings

1. Arena Resources, Inc.
2. Southwestern Energy Co.
3. Intuitive Surgical, Inc.
4. Ansys, Inc.
5. Gamestop Corp.

Total Number of Holdings: 95

Sit Dividend Growth Fund

Class I (SDVGX)
Class S (SDVSX)

Inception 12/31/03

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
3/31/08:	$13.20	$13.18
12/31/07:	$14.02	$14.00
Total Net Assets (Million)	$40.4	$11.7
Weighted Avg. Market Cap	$75.6 Billion	

Total Returns (%)

Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	-5.85%	-5.69%	3.47%	10.71%	N/A	10.44%
S&P 500 Index	-9.45	-12.46	-5.07	5.85	N/A	6.11
Class S	-5.96	-5.80	3.24	N/A	N/A	8.56
S&P 500 Index	-9.45	-12.46	-5.07	N/A	N/A	3.03
Cumulative Total Returns (%)*						
Class I	-5.85%	-5.69%	3.47%	35.69%	N/A	52.56%
S&P 500 Index	-9.45	-12.46	-5.07	18.60	N/A	28.68
Class S	-5.96	-5.80	3.24	N/A	N/A	17.99
S&P 500 Index	-9.45	-12.46	-5.07	N/A	N/A	6.15

*As of 3/31/08
**Not Annualized
***Class I inception 12/31/03; Class S inception 3/31/06.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance
18.7
Producer Manufacturing
13.6
Health Technology
11.5
Energy Minerals
10.2
Consumer Non-Durables
9.6
Sectors Less than 5%
32.6
Cash and Other Net Assets
3.8

Top Five Stock Holdings

1. General Electric Co.
2. Microsoft Corp.
3. Chevron Corp.
4. Procter & Gamble Co.
5. Occidental Petroleum Corp.

Total Number of Holdings: 89

Sit International Growth Fund

(SNGRX)

Inception 11/1/91

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
3/31/08: $17.45 Per Share
12/31/07: $19.38 Per Share

Total Net Assets
$36.7 Million

Weighted Avg. Mkt. Cap
$60.3 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	-9.96%	-8.16%	-8.91%
6 Month**	-9.85	-8.42	-10.50
1 Year	2.40	1.91	-2.70
5 Year	17.51	19.81	21.40
10 Year	0.95	4.28	6.18
Inception	5.65	5.29	7.25
Cumulative Total Returns (%)*			
1 Year	2.40%	1.91%	-2.70%
5 Year	124.09	146.84	163.73
10 Year	9.94	52.09	82.23
Inception	146.76	133.24	215.64

*As of 3/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 16.0
Non-Energy Minerals 9.0
Consumer Non-Durables 8.3
Health Technology 7.8
Communications 7.7
Producer Manufacturing 7.0
Sectors Less than 7% 41.6
Cash and Other Net Assets 2.6

Portfolio Structure by Region


Europe 55.6 68.7
Asia 33.2 31.3
Other 8.6 0.0
Cash & Other Net Assets 2.6 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. Rio Tinto, A.D.R.
2. BHP Billiton, Ltd.
3. Vestas Wind Systems, Inc.
4. Schlumberger, Ltd.
5. Veolia Environment

Total Number of Holdings: 92

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Net Asset Value
3/31/08: $25.33 Per Share
12/31/07: $29.26 Per Share

Total Net Assets
$22.7 Million

Weighted Avg. Mkt. Cap
$52.4 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	-13.43%	-11.32%	-12.81%
6 Month**	-9.90	-8.33	-10.41
1 Year	18.00	18.90	15.81
5 Year	30.70	32.32	30.50
10 Year	8.80	9.74	9.06
Inception	7.23	6.26	N/A
Cumulative Total Returns (%)*			
1 Year	18.00%	18.90%	15.81%
5 Years	281.39	305.70	278.55
10 Year	132.42	153.33	137.98
Inception	161.29	130.51	N/A

*As of 3/31/08
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Non-Energy Minerals 14.3
Energy Minerals 13.1
Finance 12.3
Communications 11.4
Electronic Technology 9.5
Sectors Less than 7% 38.1
Cash and Other Net Assets 1.3

Portfolio Structure by Region


Asia 64.0 46.4
Latin America 21.9 32.2
Europe 7.4 12.7
Africa/Middle East 5.1 8.7
North America 0.3 0.0
Cash and Other Net Assets 1.3 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Cia Vale Do Rio Doce, A.D.R.
2. Gazprom, A.D.R.
3. Petrobras
4. Samsung Electronics
5. America Movil, A.D.R.

Total Number of Holdings: 89

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Net Asset Value
3/31/08: $16.45 Per Share
12/31/07: $17.38 Per Share

Total Net Assets
$13.0 Million

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Bryce A. Doty, CFA
Kent L. Johnson, CFA

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	-5.35%	-9.45%	2.17%
6 Month**	-5.67	-12.46	5.23
1 Year	3.13	-5.07	7.67
5 Year	9.59	11.32	4.58
10 Year	3.53	3.50	6.04
Inception	7.31	9.56	6.29
Cumulative Total Returns (%)*			
1 Year	3.13%	-5.07%	7.67%
5 Year	58.09	70.97	25.12
10 Year	41.47	41.10	79.71
Inception	173.56	267.52	138.54

**As of 3/31/08*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 6.3%
Bonds 33.2%
Equities 60.5%

Top Five Stock Holdings

1. Occidental Petroleum Corp.
2. Microsoft Corp.
3. Monsanto Co.
4. PepsiCo, Inc.
5. Genentech, Inc.

Total Number of Holdings: 170

Resumption of Tax Exemption for Some Seniors Proposed

President Bush's proposed fiscal year 2009 budget calls for making permanent a helpful provision, adopted in 2006 and 2007, that permits individuals age 70½ or older to transfer up to $100,000 from an IRA to certain charities without owing income taxes. In addition, the distribution counts toward one's Required Minimum Distribution for the year. The provision expired this year.

The Treasury Department estimates that making this tax provision permanent could cost the government $3.3 billion over 10 years. If Congress passes this measure, we will provide more details to our readers.

Roth 401(k) Update

Since January of 2006, employers have had the option of offering a Roth feature in their 401(k) plans. Although Roth contributions do not reduce an employee's taxable income, the contributions and earnings grow tax-free. And unlike a Roth IRA, there are no personal income restrictions when making Roth 401(k) contributions.

The following can and cannot be contributed to a Roth 401(k) account:

CAN	*CANNOT*
Salary deferral contributions	Employer matching contributions
"Catch-up" contributions	Rollovers from Roth IRAs
Rollovers from other Roth 401(k) plans	Forfeitures allocated to participant accounts

SIT MUTUAL FUND PRICES

Sit Mutual Funds offers its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) in three ways:

Website: www.sitfunds.com
Access to the Sit Mutual Funds website is available 24 hours a day.

Telephone: 800-332-5580
Automated: Fund prices are available on our automated phone line 24 hours a day.

Live:
Sit Mutual Funds Investor Services Representatives can provide current prices Monday through Friday from 7:30 a.m. to 5:30 p.m. CST.

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
3/31/08: $10.92 Per Share
12/31/07: $10.71 Per Share

Total Net Assets: $254.7 Million
30-Day SEC Yield: 4.19%
12-Month Distribution Rate: 4.70%
Average Maturity: 19.2 Years
Effective Duration: 2.4 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	3.05%	4.11%	2.63%
6 Month**	5.68	7.61	N/A
1 Year	8.37	11.22	7.75
5 Year	4.12	4.34	3.84
10 Year	5.09	5.82	5.17
Inception	6.70	6.97	6.43
Cumulative Total Returns (%)*			
1 Year	8.37%	11.22%	7.75%
5 Year	22.37	23.67	20.74
10 Year	64.23	76.01	65.53
Inception	286.41	307.79	266.21

**As of 3/31/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Collateralized Mortgage Obligations
29.1
FNMA Pass-Through
24.4
U.S. Treasury/ Federal Agency
19.1
FHLMC Pass-Through
13.1
GNMA Pass-Through
11.4
Sectors less than 5%
0.1
Cash & Other Net Assets
2.8

Estimated Average Life Profile



2.8%
87.4%
5.8%
3.1%
0.9%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/08: $9.16 Per Share
12/31/07: $9.37 Per Share

Total Net Assets: $322.6 Million
30-Day SEC Yield: 4.68%
Tax Equivalent Yield: 7.20%[1]
12-Month Distribution Rate: 4.19%
Average Maturity: 14.0 Years
Duration to Est. Avg. Life: 4.7 Years[2]
Implied Duration: 5.4 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-1.19%	1.93%	-1.42%
6 Month**	-1.80	3.88	N/A
1 Year	-1.72	6.19	-0.79
5 Year	2.39	3.42	3.48
10 Year	3.28	4.65	4.18
Inception	5.45	5.80	6.00
Cumulative Total Returns (%)*			
1 Year	-1.72%	6.19%	-0.79%
5 Year	12.54	18.29	18.63
10 Year	38.09	57.59	50.59
Inception	181.69	200.29	212.05

**As of 3/31/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
19.0
Insured
18.8
Multifamily Mortgage Revenue
17.1
Other Revenue
14.7
Education/Student Loan
9.2
Sectors less than 5%
18.5
Cash & Other Net Assets
2.7

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	2.8
BBB	6.0
BB	15.9
<BB	2.5
Total	27.2%



Other Assets & Liabilities 2.7%
AAA 21.7%
AA 7.7%
A 11.1%
BBB 25.2%
Less Than BBB 4.4%
Not Rated 27.2%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
3/31/08: $9.76 Per Share
12/31/07: $9.91 Per Share

Total Net Assets: $307.7 Million
30-Day SEC Yield: 4.66%
Tax Equivalent Yield: 7.79%[1]
12-Month Distribution Rate: 4.23%
Average Maturity: 14.7 Years
Duration to Est. Avg. Life: 4.8 Years[2]
Implied Duration: 5.4 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-0.44%	1.93%	-0.59%
6 Month**	-0.57	3.88	N/A
1 Year	-0.25	6.19	0.62
5 Year	3.39	3.42	3.33
10 Year	3.96	4.65	4.17
Inception	4.79	4.87	4.57
Cumulative Total Returns (%)*			
1 Year	-0.25%	6.19%	0.62%
5 Year	18.16	18.28	17.80
10 Year	47.48	57.59	50.41
Inception	95.59	97.63	89.79

**As of 3/31/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care
23.1
Multifamily Mortgage Revenue
20.0
Education/ Student Loan
12.0
Other Revenue
9.5
Single Family Mortgage
8.5
Insured
7.3
Sectors less than 5.0%
15.5
Cash & Other Net Assets
4.1

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.5%
AA	0.5
A	7.2
BBB	19.2
BB	9.4
<BB	0.3
Total	37.1



Other Assets & Liabilities
4.1%
AAA
15.6%
AA
9.5%
A
12.5%
BBB
16.9%
Less Than BBB
4.3%
Not Rated
37.1%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
3/31/08: $1.00 Per Share
12/31/07: $1.00 Per Share

Total Net Assets: $71.6 Million
7-Day Simple Yield: 2.85%[1]
7-Day Effective Yield: 2.89%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Average Annual Total Returns (%)*			
3 Month**	0.86%	0.52%	0.86%
6 Month**	1.98	1.41	N/A
1 Year	4.43	3.77	4.44
5 Year	2.86	3.08	2.79
10 Year	3.40	3.55	3.36
Inception	3.84	4.03	3.80
Cumulative Total Returns (%)*			
1 Year	4.43%	3.77%	4.44%
5 Year	15.12	16.38	14.73
10 Year	39.69	41.72	39.23
Inception	72.27	76.88	71.19

**As of 3/31/08*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)



U.S. Govt. Securities
16.3
Consumer Non-Durables
14.2
Consumer Loan Finance
12.7
Diversified Finance
9.7
Banking
6.9
Captive Equipment Finance
6.3
Sectors less than 5.0%
33.1
Cash & Other Net Assets
0.8

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities
100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1] The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

Vice Chairman Retires After Nearly 27 Years With Firm

Peter Mitchelson's office was surprisingly spacious once he cleared away the piles of papers and books in preparation for his retirement. In the midst of this organized clutter, Peter had labored long weekdays and weekends in his downtown Minneapolis office overlooking the Mississippi River — far from where his journey began.

Originally intent on using his analytical and math aptitudes in an engineering career in his native Canada, Peter soon changed his course of study to actuarial science and business while attending the University of Toronto. During the summers of his undergraduate years, he worked in the banking and insurance industries. Developing an early interest in investing, he formed an investment club with other students in his dormitory and cultivated an interest in growth stocks.

Building on his undergraduate achievements in finance and accounting, Peter followed his professors' advice to pursue an MBA at the Harvard Graduate School of Business Administration. In the summer between his two years at Harvard, he worked at the Canadian Department of Industry in Ottawa, gaining his first professional exposure to research and analysis, when he prepared a detailed report on the Canadian tire and tube industry. After graduation, Peter accepted a position as an internal auditor with Uniroyal in Montreal and became one of the company's first employees to hold an MBA. Although he found the work most interesting, he soon left the manufacturer to work for an independent investment firm in Montreal with institutional and mutual fund clients. There he gained experience working on research analysis, marketing and client communications and rose to the level of vice president.

Political unrest in Quebec in the late 1970s influenced Peter's decision to emigrate to the United States in search of a more stable environment. With family in two Upper Midwest cities, he accepted a job with the IDS Advisory Division of Investors Diversified Services, Inc. of Minneapolis. Working with a team that included Gene Sit and Bruce Lueck, a current Sit Mutual Funds Director, their division grew rapidly as a result of strong performance.



Peter and two other investment professionals joined Gene Sit when he formed Sit Investment Associates in 1981. With strong reputations, an impressive list of contacts, and $1 million in seed money mostly from their own savings, the new partnership was able to get a foothold in the Minneapolis investment community.

In the firm's early years, the associates wore a lot of hats. Before Mike Brilley joined the firm, Peter managed fixed-income securities while also working on equity research, strategy, marketing and client service. Until his retirement, Peter continued to have a prominent role in all of these areas, except Fixed Income, and saw the firm's assets grow from $1 million to the current $7.5 billion.

Peter looks forward to spending time with family and traveling, but he won't break his ties with the firm, and will continue to serve as a consultant to Sit Investment Associates. Current and former staff recently gathered to commemorate his almost 27 years with the firm that he helped build. We know he will bring the same enthusiasm to his retirement.

Sit Mutual Funds Can Help Employers Set Up Retirement Plans

If you're a business owner and are thinking about setting up a SIMPLE IRA (similar to a 401(k) plan) or a SEP-IRA, the chart below explains the differences in these plans. For assistance, please call us at 1-800-332-5580.

SEP-IRA vs. SIMPLE IRA		
	SEP-IRA	SIMPLE IRA
Business Type	A self-employed individual, partnership or corporation.	An employer with 100 or fewer eligible employees.
Employee Contributions	Not allowed.	In 2008, up to $10,500 ($13,000 if age 50 or over.)
Employer Contributions	Optional; limited to the lesser of $46,000 or 25% of income.	Required; either a dollar-for-dollar match up to the first 3% of pay contributed or 2% given to all eligible employees.
Loans Permitted	No.	No.
Distributions Permitted While Employed	Yes; a penalty tax may apply.	Yes; a penalty tax may apply.
Annual Testing and Government Reporting Requirement	No.	No.
Plan Set-up Fee	0	0

For more information, please call a Sit Mutual Funds Investor Services Representative at 1-800-332-5580.

A 401(k) Checkup in a Bear Market *by Steve Benjamin, CEBS, CRPC*

If you think the stock market has been more volatile than usual lately, you're right. Among other things, the volatility has been caused by the credit crunch, turmoil in the housing market and investment bank implosions. This volatility may make you queasy and leave you wondering whether or not you're doing the right things with your 401(k) account. Since every investment plan requires periodic maintenance, take a few moments to make sure you're on track for a secure retirement.

Estimate what you'll need

Determining the exact size of your retirement nest egg is difficult because there are many variables to take into account – investment returns, the inflation rate, income tax rates, your life expectancy and your Social Security benefits, to name a few. Complete the "Ballpark Estimate" at www.choosetosave.org/ballpark to determine approximately how much you'll need at retirement and how much you should save each year. It should get you "in the ballpark" so you can be on track to retire comfortably someday.

Grab the match

Many employees fail to collect free money offered by their employer – the 401(k) company match. Worse yet, some employees don't save for retirement at all. Remember that a company match is an immediate return on your money even before it gets invested into the plan. In addition, if your income isn't too high, you could be eligible for a tax credit on your 1040 Form if you contribute to a 401(k), 403(b), 457, Traditional, Roth or SIMPLE IRA.

Identify your time horizon

This is often the most overlooked part of preparing for retirement. Before selecting their investments, sometimes people ask, "What fund is doing best right now?" They forget that if they won't need their retirement money for 30 years, that's the wrong question to ask. Over time markets go up, and younger investors can afford to take more risk since they have time for the market to recover in the event of a severe downturn. On the other hand, if you're 70 and retiring next week, it makes sense for your assets to be invested more conservatively. Remember that a fundamental rule of investing is that taking little risk results in low investment returns. Conversely, taking more risk gives you the potential to earn a greater return over time.

Review your asset allocation

Before you contributed to your 401(k) plan, hopefully you had an idea of how to divide your assets between stock and bond funds. Are your balances reflecting what you set out to accomplish? For example, if you wanted 60% of your portfolio in stock funds and 40% in bond funds, are your retirement assets invested that way? If not, it may be time to rebalance your portfolio to your desired percentages.

Be diversified

According to the Financial Industry Regulatory Authority (FINRA), one-third of employees eligible to invest in company stock through their 401(k) plan have more than 20% in their company's stock. Also, FINRA found that almost 9% of them have more than 80% invested in their company's stock! These individuals must have forgotten about the collapses of Enron and WorldCom. It makes more sense to be diversified, to not tie your investment returns and your day job to just one firm and to have no more than 10% of your portfolio invested in any one stock.

Be patient

While it might be tempting to sell your stock funds and move the proceeds into a bond or money market fund, remember that it's normal for the market to pull back from time to time. And keep saving because if your 401(k) contributions are going into stock funds, you're buying shares at depressed prices. When the market recovers, you should see a nice upswing in your account value.

Tune out the noise

With so much financial information delivered 24-7 via cable television, the Internet and other media, now is a good time to take a deep breath and remember that your retirement account is for buying and holding investments. Instead of darting in and out of various securities trying to beat the market, take time to design and implement your investment strategy so that you increase your chances of earning competitive returns over time.

401(k) Checkup List

1. Determine how much to save each year so you'll be on track to retire comfortably.
2. Capture the entire match offered by your employer.
3. Let your time horizon determine how much risk you should take.
4. Remember that less risk means smaller returns; and the greater the risk, the greater the potential for higher returns.
5. Decide how to allocate your assets between stock and bond funds.
6. Diversify assets across a variety of different mutual funds.
7. Rebalance your portfolio to your desired percentages from time to time.
8. Don't invest too heavily in any one stock – including your employer's.
9. Don't take a 401(k) loan unless absolutely necessary. Repay it in full or it will be taxable and could be subject to a 10% penalty tax.
10. Tune out the media and stick with your investment strategy.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

postal indicia

In this issue,

A Few Words From Gene Sit • Municipal Bond Yields Rising • Investment Outlook and Strategy Summary • First Quarter 2008 Performance Summary • Sit Vice Chairman Retires • SEP-IRA and SIMPLE IRA Retirement Plans • 401(k) Checkup